Exhibit 99.1

News Release

June 24, 2025

TELUS announces pricing of US$ junior subordinated notes offering

Vancouver, B.C. – TELUS announced today it has priced an offering of US$1.5 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (together, the “Notes”).

The US$700 million Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due October 15, 2055 will initially bear interest at an annual rate of 6.625% and reset every five years starting on October 15, 2030 at an annual rate equal to the Five-Year U.S. Treasury rate plus a spread of 2.769%, provided that the interest rate during any five-year interest period will not reset below 6.625%. The US$800 million Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due October 15, 2055 will initially bear interest at an annual rate of 7.000% and reset every five years starting on October 15, 2035 at an annual rate equal to the Five-Year U.S. Treasury rate plus a spread of 2.709%, provided that the interest rate during any five-year interest period will not reset below 7.000%.

The Notes are offered through a syndicate of underwriters led by J.P Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC. Closing of the offering is expected to occur on or about June 27, 2025, subject to the satisfaction of customary closing conditions.

The net proceeds of this offering will be used to fund TELUS’ previously announced tender offers. In the event that any tender offer is not consummated or not all of the net proceeds are used to fund the tender offers, TELUS intends to use the remaining net proceeds from this offering for the repayment of debt, including commercial paper (incurred for general corporate purposes), and for other general corporate purposes.

TELUS has been advised that credit rating agencies that have rated these Notes have assigned 50% equity credit to the Notes.

The Notes will be further described in the prospectus supplement that TELUS will be filing to its short form base shelf prospectus dated August 2, 2024 with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The Notes are not being offered in Canada or to any resident of Canada except in transactions exempt from the prospectus requirements of applicable Canadian securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority in Canada or the United States, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes when filed with the US Securities and Exchange Commission may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are, or will be, available electronically on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (“EDGAR”) at www.sec.gov. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the anticipated closing date of the offering and the intended use of the net proceeds of the offering. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis (“MD&A”), and updated in our first quarter 2025 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 150 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com